Exhibit 99.4

All,

On behalf of the Board of Directors, I am excited to share with you that an agreement has been reached for Mid Penn Bancorp, Inc. to acquire Phoenix Bancorp, Inc. and its subsidiary Miners Bank based in Schuylkill County. This will move us further into Schuylkill County, introduce us to Luzerne County and further cement to our neighbors that Mid Penn is THE BEST BANK in our region!

This news was shared today at a meeting organized at Blue Ridge Country Club. For those unable to attend that meeting, I will visit each and every one of our locations over Thursday and Friday to speak with you all and answer any questions you may have about this transaction.

While this merger is subject to customary closing conditions, including regulatory and shareholder approvals, I am confident that the deal will close during the first quarter of 2015.

I cannot stress enough that this is VERY good news for us and for our long-term viability and growth. Our overall asset size is forecasted to increase to approximately $875 million, we will expand into new markets and, most importantly, we will establish that Mid Penn Bank is 100% committed to the communities in which we operate.

Thank you to all of you for being the best employees in Central PA. Your dedication to making us THE BEST BANK in Central PA has allowed us to pursue this milestone transaction. Without you and the contributions you make every day, our success would not be possible.

Rory G. Ritrievi
President and CEO

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Mid Penn will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Mid Penn common stock to be issued to the shareholders of Phoenix. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of Phoenix and Mid Penn seeking their respective approvals of the merger. In addition, each of Mid Penn and Phoenix may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MID PENN, PHOENIX AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when they become available, through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, when they become available, also may be obtained by directing a request by telephone or mail to Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, Attention: Investor Relations (telephone: 717-692-7105) or Phoenix Bancorp, Inc., Rockwood Center, 1504 Rt. 61 South, Pottsville, Pennsylvania 17901, Attention: Investor Relations (telephone: 570-544-6438) or by accessing Mid Penn’s website at www.midpennbank.com under “Investors” or Phoenix’s website at www.theminersbank.com under “Phoenix Bancorp.” The information on Mid Penn’s and Phoenix’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Mid Penn, Phoenix and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Phoenix and Mid Penn in connection with the merger. Information about the directors and executive officers of Mid Penn is set forth in the proxy statement for Mid Penn’s 2014 annual meeting of shareholders filed with the SEC on March 27, 2014. Additional information regarding the interests of the participants and other persons who may be deemed participants in the merger and description of their direct and indirect interests, by security holdings, may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Caution Regarding Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Mid Penn intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. Mid Penn’s abilities to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors that could have a material effect on the operations and future prospects of each of Mid Penn and Phoenix and the resulting company, include but are not limited to: (1) the businesses of Mid Penn and/or Phoenix may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislation and regulation, and monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System; (7) the quality and composition of the loan and securities portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the companies’ respective market areas; (8) the implementation of new technologies, and the ability to develop and maintain secure and reliable electronic systems; (9) accounting principles, policies, and guidelines; and (10) other risk factors detailed from time to time in filings made by Mid Penn with the SEC. Forward-looking statements reflect Mid Penn’s and Phoenix’s management’s analysis as of the date of this release, even if subsequently made available by Mid Penn or Phoenix on their respective websites or otherwise. Mid Penn undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.